900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
Phone: (604) 688-9427
Fax: (604) 688-9426

Exhibit 99.10

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada”, dated June 28, 2011, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Veris Gold Corp. (the “Corporation”) dated March 28, 2013 and the Annual Report on Form 40-F of the Corporation for the fiscal year ended December 31, 2012. The undersigned further consents to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-171775) and the Registration Statement on Form F-10 (No. 333-184496), as amended or supplemented, of the Corporation of the extracts from, or summaries of, the Technical Report.

/s/ Todd W. Johnson
Todd W. Johnson, P.E.
March 28, 2013